Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965



                                                      NEWMONT MINING CORPORATION
[NEWMONT MINING CORPORATION LOGO]                            1700 Lincoln Street
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]              Denver, Colorado 80203
[NORMANDY MINING LIMITED LOGO]                                    (303) 863-7414


                                                                January 10, 2002

Dear Normandy Shareholder:

It is with great pleasure that I enclose Newmont's offer document to acquire all of your shares in Normandy Mining Limited.

NEWMONT IS OFFERING 3.85 SHARES OF NEWMONT COMMON STOCK AND 50 AUSTRALIAN DOLLARS IN CASH FOR EVERY 100 NORMANDY SHARES YOU OWN. The Newmont bid values your shares in Normandy at A$1.95 per share, based on Newmont's closing share price on the NYSE today.*

THE BOARD OF DIRECTORS OF NORMANDY, SUBJECT TO ITS FIDUCIARY DUTIES, HAS RECOMMENDED THAT YOU ACCEPT THE NEWMONT BID AND REJECT ANGLOGOLD'S OFFER.

Your CEO and Chairman, Mr. Robert Champion de Crespigny and each of the other Normandy Directors have stated that they intend to accept the Newmont bid in respect of the Normandy shares they hold. Normandy's largest shareholder, Franco-Nevada, has committed its 19.8% interest in Normandy to our bid as well.

You may recall that, at the same time as we announced our initial intention to bid for Normandy, we also announced that we had entered into an agreement with Franco-Nevada to acquire all of its outstanding shares. Our bid for Normandy is not conditional on completion of the Franco-Nevada transaction. Nonetheless, we fully expect that our acquisition of Franco-Nevada will be completed in mid-February in conjunction with our acquisition of Normandy.

You are now faced with a choice between two competing bids. Newmont believes that the choice is clear and that its bid provides the best potential for value creation both in the short-term and in the long-term.

Importantly, Newmont is offering 67% more cash than AngloGold, which provides additional certainty of value to Normandy shareholders. Moreover, Newmont stock, which is included in the S&P 500, has and is expected to have significantly greater trading liquidity.

These immediate benefits, together with other substantial benefits accruing to you from the Newmont bid and our creation of the world's leading gold company, are described in the enclosed documents - which I encourage you to read carefully.

We are on track to complete our bid for Normandy and acquisition of Franco-Nevada by mid-February and are confident that we can satisfy the remaining conditions to those transactions.

We are very excited about the opportunity to combine our companies and look forward to your participation as a shareholder of Newmont.

Sincerely,




Wayne W. Murdy
Chairman and Chief Executive Officer

* The implied value of both Newmont's bid and AngloGold's offer will vary with the market price of Newmont and AngloGold shares. You should obtain updated quotes for Newmont, Normandy and AngloGold shares from your stockbroker or other financial adviser.

IMPORTANT NOTICE
Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT
This letter contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

PARTICIPANTS IN SOLICITATION
Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.